FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Canadian Superior Energy Inc.
(Translation of registrant's name into English)

Suite 330, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F...... Form 40-F...X…

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Superior Energy Inc.

(Registrant)

Date: January 22, 2003

By:  /s/ Robert Pilling

      Robert Pilling, Vice President